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                                                                    EXHIBIT 4.56

                             INTERMARK PARTNERS, LLC
                           484 EAST CARMEL DRIVE, #357
                              CARMEL, INDIANA 46302

June 29, 2000

Mr. Daniel McPeak, Sr.
The RiceX Company
1241 Hawks Flight Court
El Dorado Hills, CA  95762

                         RE: MEMORANDUM OF UNDERSTANDING

Dear Dan:

Intermark Partners, LLC (Intermark) is prepared to move forward with its equity investment in The RiceX Company (RiceX) under the following terms. Note that these terms essentially reflect the "original deal" outlined in the Agreement in Principle with the addition of the one-for-one warrants similar to those granted in most recent RiceX private placement. The management participation to be provided by Intermark through Glenn Sullivan, Alan Kimbell, and Intermark Partners Strategic Management, LLC, will be the subject of a separate agreement.

1. Effective June 30, 2000, Intermark will convert its existing $2.5 million note receivable from RiceX into:
     a.   3,571,429 shares of RiceX common stock.
     b. A warrant to purchase 3,571,429 shares of RiceX common stock for $0.70 per share and exercisable for five years.
     c. A warrant to purchase 1,785,715 shares of RiceX common stock for $0.70 per share, exercisable for five years, transfer or sale restricted until RiceX's annualized GAAP basis sales reach $12 million on a trailing twelve month basis.
     d. A warrant to purchase 2,678,572 shares of RiceX common stock for $0.70 per share, exercisable for five years, transfer or sale restricted until RiceX's GAAP basis sales reach an annualized equivalent of $25 million for four consecutive months.

2. Intermark will invest an additional $2.5 million on or before December 22, 2000 under the same terms as #1 above conditioned as follows:
     a. The investment will be mandatory if RiceX's GAAP basis sales reach an annualized equivalent of $7.5 million for two consecutive calendar months between July 1, 2000 and November 30, 2000.
     b. The investment will be at Intermark's option if the sales target in 2(a) above is not achieved.

3. Upon the closing of #1 above, it is our understanding that the following will also occur:
     a. RiceX will pay up to $25,000 in due diligence costs incurred by Intermark (including legal and market research) in excess of the $50,000 limit stated in the Agreement in Principle.
     b. The strategic management concepts outlined in the Agreement in Principle will be implemented by RiceX including consensus management through the executive management team and at least monthly board level update meetings via telephone (and at least two meetings per year in person) for at least the next year.

Sincerely,



Glenn H. Sullivan, Ph.D.
Senior Partner

I agree with the deal points outlined above and will sign the documents required to formalize the agreements.

The RiceX Company


--------------------------
by:  Daniel McPeak, Sr.
For and on behalf of the RiceX Company